RAPID RETRIEVAL SYSTEMS, INC.

                               and


                      ELINE MUSIC.COM, INC.

                  PLAN AND AGREEMENT OF MERGER


     THIS PLAN AND AGREEMENT OF MERGER (hereinafter referred to as this "Agreement") dated as of June 6, 2000 is made and entered into by and between Rapid Retrieval Systems, Inc. a Nevada Corporation ("RRSI") and ELine Music.com, Inc. a Tennessee Corporation ("ELine").


                      W-I-T-N-E-S-S-E-T-H:


     WHEREAS, RRSI is a corporation organized and existing under the laws of the State of Nevada and is a public reporting corporation; and

     WHEREAS, ELine is a private corporation and existing under the laws of the State of Tennessee;

     NOW THEREFORE, in consideration of the premises, the mutual covenants herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that ELine shall be merged into RRSI (the "Merger") upon the terms and conditions hereinafter set forth.


                           ARTICLE I
                             Merger

     On July 6, 2000, or before if practicable (the "Effective Date"); ELine shall be merged into RRSI, the separate existence of ELine shall cease and RRSI shall continue to exist under the name of "ELine Music.com, Inc." by virtue of, and shall be governed by, the laws of the State of Nevada. The address of the registered office of RRSI shall be 14919 Lebanon Road, Old Hickory, TN 37138.



                           ARTICLE II
              Certificate of Incorporation of RRSI

     The Certificate of Incorporation of RRSI as in effect on the date hereof shall be the Certificate of Incorporation of ELine on the Effective Date without change unless and until amended in accordance with applicable law.


                          ARTICLE III
                     Bylaws of RRSI Nevada

     The Bylaws of RRSI shall be in effect on the date hereof without change unless and until amended or repealed in accordance with applicable law.


                           ARTICLE IV
      Effect of Merger on Stock of Constituent Corporation

     4.01. Before the Effective Date, RRSI will effect a reverse stock split of one (1) share of stock for every ten (10) shares of stock held by existing shareholders of RRSI.

     4.02. After the reverse stock split, but before the Effective Date, RRSI will issue to its existing shareholders one (1) share of stock of RRSI for every one (1) share of stock of RRSI they own after the reverse split. Said stock will carry restrictive legends and can only be sold upon reliance of Rule 144. In addition to the stock, after the reverse stock split, but before the Effective Date, RRSI will offer options to its existing shareholders to purchase three (3) shares of stock of RRSI for every one (1) share of stock of RRSI the shareholder owns after the reverse split, for two dollars ($2.00) per share.
The options will last for a period of six (6) months from the date issued.
RRSI will issue one (1) share of stock to each shareholder of record prior to the Effective Date. Said certificates will carry a restrictive legend.

     4.03. On or before the effective date, ELine will deposit, as a consulting fee, $250,000 in escrow, to be released upon the issuance of stock as set forth in this subSection 4.03. On the Effective Date, RRSI will issue ten million (10,000,000) shares of stock to the shareholders of ELine, pursuant to the provisions of Section 4.05 below.

     4.04. All options and rights to acquire ELine Common Stock under or pursuant to any options or warrants which are outstanding on the Effective Date of the Merger will automatically be converted into equivalent options and rights to purchase that whole number of shares of RRSI Stock into which the number of shares of ELine Common Stock subject to such options or warrants immediately prior to the Effective Date would have been converted in the merger had such rights been exercised immediately prior thereto (with any fractional piece of RRSI Stock interest resulting from the exercise being adjusted to the next highest whole share such holder would have received for any such fraction in the merger had he exercised such warrants or options immediately prior to the Merger). The option price per share of ELine Common Stock shall be the option price per share of RRSI Stock in effect prior to the Effective Date. All plans or agreements of ELine under which such options and rights are granted or issued shall be continued and assumed by RRSI unless and until amended or terminated in accordance with their respective terms.

     4.05.     (a) RRSI shall act as exchange agent in the Merger.

               (b) Prior to, or as soon as practicable after the Effective Date, RRSI shall mail to each person who was, at the time of mailing or at the Effective Date, a holder of record of issued and outstanding ELine Common Stock (i) a form letter of transmittal and (ii) instructions for effecting the surrender of the certificate or certificates, which immediately prior to the Effective Date represented issued and outstanding shares of ELine Common Stock ("ELine Certificates"), in exchange for certificates representing RRSI Stock. Upon surrender of a ELine Certificate for cancellation to RRSI, together with a duly executed letter of transmittal, the holder of such ELine Certificate shall subject to paragraph (f) of this section 4.06 be entitled to receive in exchange thereof a certificate representing that number of shares of RRSI Stock into which ELine Common Stock theretofore represented by the ELine Certificate so surrendered shall have been converted pursuant to the provisions of this Article IV; and the ELine Certificate so surrendered shall forthwith be canceled.

               (c) No dividends or other distributions declared after the Effective Date with respect to RRSI Stock and payable to holders of record thereof after the Effective Date shall be paid to the holder of any unsurrendered ELine Certificate with respect to RRSI Stock which by virtue of the Merger are represented thereby, nor shall such holder be entitled to exercise any right as a holder of RRSI Stock until such holder shall surrender such ELine Certificate. Subject to the effect, if any, of applicable law and except as otherwise provided in paragraph (f) of this
     Section 4.05, after the subsequent surrender and exchange of a ELine Certificate, the holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which became payable prior to such surrender and exchange with respect to RRSI Stock represented by such ELine Certificate.

               (d) If any stock certificate representing RRSI Stock is to be issued in a name other than that in which the ELine Certificate surrendered with respect thereto is registered, it shall be a condition of such issuance that the ELine Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance to a person other than the registered holder of the ELine Certificate surrendered or shall establish to the satisfaction of RRSI that such tax has been paid or is not applicable.

               (e) After the Effective Date, there shall be no further registration of transfers on the stock transfer books of ELine of the shares of ELine Common Stock, or of any other shares of stock of ELine, which were outstanding immediately prior to the Effective Date. If after the Effective Date certificates representing such shares are presented to ELine or RRSI, they shall be canceled and, in the case of ELine Certificates, exchanged for certificates representing RRSI Stock as provided in this Article IV.

               (f) No certificates or scrip representing fractional RRSI shall be issued upon the surrender for exchange of ELine Certificates. In lieu thereof, the Exchange Agent shall issue to each holder of ELine Common Stock a whole share of RRSI Stock.


                           ARTICLE V
      Corporate Existence, ELine  and Liabilities of ELine

     5.01 On the Effective Date the separate existence of ELine shall cease. ELine shall be merged with and into RRSI in accordance with the provisions of this Agreement. Thereafter, RRSI shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and shall be subject to all the restrictions, disabilities and duties of each of the parties to this Agreement, and all and singular; the rights, privileges, powers and franchises of ELine and RRSI, and all property, real, personal and mixed, and all debts due to each of them on whatever account, shall be vested in RRSI; and all property, rights, privileges, powers and franchises, and all and every other other interest shall be thereafter and effectually the property of RRSI, as they were of the respective constituent entities, and the title to any real estate whether by deed or otherwise vested in ELine and RRSI or either of them, shall not revert to or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of the parties hereto, shall be preserved unimpaired, and all debts, liabilities and duties of the respective constituent entities shall thenceforth attach to RRSI, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

     5.02 ELine agrees that it will execute and deliver, or cause to be executed and delivered, all such deeds, assignments and other instruments, and will take or cause to be taken such further or other action as RRSI may deem necessary or desirable in order to vest in and confirm to RRSI title to and possession of all the property, rights, privileges, immunities, powers, purposes and franchises, and all and every other interest, of ELine and otherwise to carry out the intent and purposes of this Agreement.

     5.03 ELine represents and warrants that it has disclosed all existing and known future debts and liabilities of ELine to RRSI, whether direct or contingent, disputed or undisputed, including, but not limited to all liabilities to federal, state and local governmental authorities, trade creditors, and the like. The parties acknowledge that such disclosure is a material term of this agreement.


                           ARTICLE VI
                 Officers and Directors of RRSI

     6.01 Upon the Effective Date, the officers and directors of ELine shall be replaced by the officers and directors of RRSI in office at such date, and such persons shall hold office in accordance with the Bylaws of RRSI or until their respective successors shall have been appointed or elected.



                          ARTICLE VII
      Approval by Shareholders; Amendment; Effective Date

     7.01 This Agreement and the Merger contemplated hereby are subject to approval by the requisite vote of shareholders in accordance with applicable Tennessee law, and are subject to approval by the requisite vote of the board of directors of RRSI in accordance with applicable Nevada law. As promptly as practicable after approval of this Agreement by shareholders and directors in accordance with applicable law, duly authorized officers of the respective parties shall make and execute Articles of Merger and a Certificate of Merger and shall cause such documents to be filed with the Secretary of State of Tennessee and the Secretary of State of Nevada, respectively, in accordance with the laws of the States of Tennessee and Nevada respectively. The Effective Date of the Merger shall be the date on which the Merger becomes effective under the laws of Tennessee, or the date on which the Merger becomes effective under the laws of Nevada, whichever occurs later.

     7.02 The Boards of Directors of ELine and RRSI may amend this Agreement at any time prior to the Effective Date, provided that an amendment made subsequent to the approval of the merger by the shareholders of ELine shall not (1) alter or change the amount or kind of shares to be received in exchange for or on conversion of all or any of the ELine Common Stock (2) alter or change any term of the Certificate of Incorporation of RRSI, or (3) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of ELine Common Stock.


                          ARTICLE VIII
                         Miscellaneous

     8. 01     All ELine financial information shall be complete, audited and in accord with the due diligence information provided by ELine to RRSI.

     8.02 In order to facilitate the filing and recording of this Agreement, this Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

     8.03 The shares of RRSI delivered at the Effective Date shall carry legends which will restrict the sale of said shares for times and upon conditions that are subject to federal and states securities laws. Any of the common stock provided in this Agreement to ELine that does carry restrictive legends can only be sold if, in the opinion of RRSI's counsel, will not violate and federal or state security law.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, all as of the day and year first above written.


                                             RAPID RETRIEVAL SYSTEMS,  INC.
                                             A Nevada Corporation





                                                  /s/ Elio Guglielmi
                                                  By: Elio Guglielmi
                                                  President


                                             ELINE MUSIC.COM, INC.
                                             A Tennessee Corporation


                                                  /s/ Sonny Paradise
                                                  By: Sonny Paradise
                                                  President & CEO